1050 – 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
March 24, 2026	www.integraresources.com
INTEGRA REPORTS FOURTH QUARTER 2025 RESULTS; STRONG ANNUAL PRODUCTION FROM FLORIDA CANYON MINE, RECORD ADJUSTED NET EARNINGS, AND STRENGTHENED FINANCIAL POSITION
Vancouver, British Columbia – Integra Resources Corp. (“Integra” or the “Company”) (TSXV: ITR; NYSE American: ITRG) is pleased to announce financial and operating results for the three months and year ended December 31, 2025 (the “fourth quarter” or “Q4 2025” and “YE,” respectively). The Company will host a conference call to discuss fourth quarter 2025 results on Thursday, March 25, 2026 at 11:00 AM Eastern Time / 8:00 AM Pacific Time.
(All amounts expressed in United States (“U.S.”) dollars unless otherwise stated)
Fourth Quarter and Year End 2025 Highlights:
•Mined 3.4M and 12.0M tonnes of ore and 2.4M and 10.6M tonnes of waste at a strip ratio of 0.71 and 0.88 at the Florida Canyon Mine for Q4 2025 and YE 2025 periods, respectively. As a result, mining rates were 37,143 and 32,914 tonnes per day (“tpd”), for those respective periods.
•In Q4 2025, Florida Canyon produced 12,864 gold ounces and sold 12,920 gold ounces at a record average realized price of $4,229 per gold ounce. For YE 2025, Florida Canyon produced 70,927 gold ounces and sold 70,919 gold ounces at average realized price of $3,411 per gold ounce.
•Quarterly revenue of $55.2 million, compared to revenue of $70.7 million in Q3 2025. YE revenue of $243.9 million.
•Mine operating earnings of $25.3 million compared to $28.6 million in Q3 2025. Operating margin of 46% in Q4 2025 was improved from the 40% operating margin recorded in Q3 2025. YE mine operating earnings of $94.5 million at an operating margin of 39%.
•Q4 adjusted earnings(1) of $14.8 million, or $0.09 per share, compared to $16.3 million, or $0.10 per share in Q3 2025. YE adjusted earnings of $47.3 million, or $0.28 per share. Adjustments were largely related to realized derivative losses on the debt conversion feature, unrealized gains associated with the bullion contracts and debt conversion feature, and deferred tax expenses.
•Q4 net loss of $5.7 million, or $0.03 loss per share was slightly improved from the net loss of $8.2 million, or $0.05 earnings per share recorded in Q3 2025. YE net loss of $2.2 million, or $0.01 loss per share. The net losses in both the quarterly and annual periods were largely the result of non-cash revaluations and conversion of the derivative debt conversion feature driven by the appreciation of the Company's share price.
•Cash costs(1) averaged $2,036 per gold ounce in Q4 2025, increased from $1,876 in Q3 2025. YE cash costs of $1,937 per gold ounce were marginally above the Company's guidance range of $1,800 to $1,900 per ounce. This increase is primarily due to higher royalties and excise taxes on gold sales from higher than planned metal prices.
•Mine-site all in sustaining costs(1) (“Mine-site AISC”) averaged $3,371 per gold ounce in Q4 2025, compared to $2,647 in Q3 2025. Mine-site AISC was elevated as expected due to planned payments related to new equipment purchases made during the quarter. YE 2025 Mine-site AISC of $2,693 per gold ounce exceeded the guidance range of $2,450 to $2,550 per ounce, due to elevated royalties and excise taxes from higher than planned gold prices.

•Operating cash flow of $4.7 million, decreased from $35.6 million in Q3 2025 largely due to build-up of ounces in inventory which resulted from a one-time, temporary reduction in solution flow rates resulting from a liner tear in a solution pond which occurred and was repaired in the fourth quarter. Operating cash flow before changes in working capital in the quarter was $20.9 million. Operating cash flow and operating cash flow before changes in working capital for YE 2025 was $72.3 million and $71.2 million, respectively.
•Free cash outflow was $12.2 million, or $0.07 per share, for the quarter. Free cash inflow was $19.8 million, or $0.12 for the full year.
•Ended the quarter with cash and cash equivalents of $63.1 million, a decrease from $81.2 million in Q3 2025 resulting from reduced operating cash flow following metal inventory buildups as a result of the reduced solution flow rates preceding the liner repair which was completed in Q4 2025. The Company expects to recover these deferred ounces by drawing down inventories in 2026.
•Continued advancement of the 2025 resource growth drilling program at Florida Canyon. The drilling program marks the first phase of a multi-year growth strategy designed to expand mineral reserves and resources, extend mine life, and enhance the value of Florida Canyon. The Forida Canyon technical report is on track and expected to be completed in the third quarter of 2026.
•Continued engagement with stakeholders across Nevada, Idaho, and Oregon, including local communities, civic and non-profit organizations, government officials, and Tribal Nations inclusive of the Company's Relationship Agreement with the Shoshone-Paiute Tribes of the Duck Valley Indian Reservation, establishing a transformative and long-term partnership for the development of the DeLamar Project.
•The Company completed its Feasibility Study Technical Report ("FS") for the DeLamar Project with an effective date December 8, 2025. The FS for DeLamar confirmed robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation, with competitive operating costs and a high rate of return.
•At DeLamar, efforts in 2026 will focus on advancing and de-risking the project through detailed engineering, long lead equipment procurement, and permitting advancement under the National Environmental Policy Act (“NEPA”), guided by the federally regulated FAST-41 guidelines. In January 2026, the United States Bureau of Land Management (“BLM”) formally established a federal permitting schedule under NEPA for DeLamar.
•Appointment of Chantal Lavoie to Board of Directors subsequent to year end. Mr. Lavoie is a mining engineer and seasoned executive with more than 40 years of experience in mine development, operations, capital project execution and corporate governance across gold, base metals, diamonds and iron ore.
•Appointment of Scott Guay, P.Eng., as Vice President, Project Development. Mr. Guay joins Integra from Kinross Gold Corporation, where he held senior leadership roles overseeing global mining project services and delivery of capital projects. During his more than 15-year tenure, he supported multiple complex, large-scale gold mine expansions and mine restart projects across North and South America and Africa, contributing to project planning, engineering management, procurement strategy, and execution governance for projects of significant strategic importance.
(1)Refer to the “Non-GAAP Financial Measures” disclosure at the end of this news release and associated MD&A for a description and calculation of these measures.
George Salamis, President, CEO and Director of Integra commented:
“2025 marked a transformational year for Integra, as we delivered record cash flow from Florida Canyon, met our gold production guidance, and strengthened the operation through re-investment in fleet upgrades, operational improvements, and expansion drilling aimed at extending mine life. Costs were modestly above guidance, primarily reflecting higher gold prices and associated royalties.
At DeLamar, we advanced a robust feasibility study, secured our MPO approval, and achieved FAST-41 designation supporting a 15-month accelerated permitting timeline, while strengthening partnerships with Tribal Nations and advancing key land acquisition initiatives. Corporately, we also enhanced our leadership team, eliminated debt, and broadened our institutional shareholder base, driving strong share price performance and recognition as one of the TSX Venture Exchange’s Top 50 performing companies in 2025.
Looking ahead, we expect 2026 to be a catalyst-rich year, including an updated technical report and mine plan for Florida Canyon, the initiation of a pre-feasibility study at Nevada North, expanded exploration programs across our portfolio, and continued advancement of DeLamar through permitting, early works, and detailed engineering. With production expected to grow to 80,000 to 90,000 ounces in 2027 and 2028, we believe 2026 will be an inflection point for the Company as we lay the groundwork for Integra’s next phase of growth.”
Financial and Operating Highlights
Unit abbreviations in tables: kt = thousand tonnes, g/t = grams per tonne, Au = gold, oz = troy ounce, $000s = thousands of U.S. dollars, $/sh = U.S. dollars per share, $/oz = U.S. dollars per gold ounce, $/oz sold = U.S. dollars per gold ounce sold.

		Three months ended December 31,	Year ended December 31,
Operating Highlights	Unit	2025	2025
Ore mined	kt	3,418	12,047
Ore mined/day	tpd	37,143	32,914
Waste mined	kt	2,420	10,584
Strip ratio	waste/ore	0.71	0.88
Crushed ore to pad	kt	1,931	7,580
Run of mine ore to pad	kt	2,008	5,646
Total placed	kt	3,939	13,226

Gold
Average grade	g/t	0.24	0.22
Recovery	%	59.2%	60.1%
Produced	oz	12,864	70,927
Sold	oz	12,920	70,919

		Three months ended December 31,	Year ended December 31,
Financial Highlights	Unit	2025	2025
Revenue	$ millions	55.2	243.9
Cost of sales	$ millions	(29.9)	(149.4)
Mine operating earnings	$ millions	25.3	94.5
Earnings for the period	$ millions	(5.7)	(2.2)
Earnings per share (basic)	$/share	(0.03)	(0.01)
Adjusted earnings for the period(1)	$ millions	14.8	47.3
Adjusted earnings per share (basic)(1)	$/share	0.09	0.28
Operating cash flow	$ millions	4.7	72.3
Operating cash flow per share (basic)	$/share	0.03	0.43
Free cash flow(1)	$ millions	(12.2)	19.8
Free cash flow per share (basic)	$/share	(0.07)	0.12
Cash costs(1)	$/oz sold	2,036	1,937
Mine-site AISC(1)	$/oz sold	3,371	2,693
(1)Non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section of this news release.

Financial Position		December 31, 2025	December 31, 2024
Cash and cash equivalents	$ millions	$63.1	$52.2
Working capital(1)	$ millions	$92.9	$64.4
(1)Non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section of this news release.

Mining
In Q4 2025, the Company mined 3.4M tonnes of ore from its open pit operations at Florida Canyon, a 35% increase over the 2.5M tonnes mined in Q3 2025. The Company also mined 2.4M tonnes of waste in Q4 2025, resulting in a strip ratio of 0.71, down from 3.4M tonnes of waste and a strip ratio of 1.34 in Q3 2025. Waste mining rates decreased in Q4 2025 compared to Q3 2025, due to a provisional adjustment of the mine sequence in Q3 to overcome dust suppression challenges caused by a temporary water shortage in the dry summer months. The temporary water shortage in Q3 was caused by a problematic historic water well, which has since been successfully replaced.
For the full year, the Company mined a total of 12.0M tonnes of ore and 10.6M tonnes of waste, for a strip ratio of 0.88, which reflects continued waste stripping in higher pits, and increased ROM tonnes placed.
Production
In Q4 2025, the Company produced 12,864 ounces of gold, compared to 20,653 ounces in Q3 2025. Production during the quarter was derived from gold placed on the Phase IIIa leach pad, together with residual recovery from Phases I and II. The decreased production in Q4 resulted from a one-time, temporary reduction in solution flow rates resulting from a liner tear in a solution pond identified during the fourth quarter. The liner was fully repaired by mid-November with no solution releases and no environmental impact. Solution flow rates were restored to normal levels prior to year-end. Preventative measures, including an additional protective liner and improved access to the affected area for personnel and equipment, have been implemented for more effective response in the unlikely event this occurs again in the future. Importantly, gold ounces associated with the reduced solution flow during the quarter were deferred, not lost, and are expected to remain recoverable through continued leaching. Based on leach pad inventories and normalized solution flow, the Company expects the majority of ounces deferred during the fourth quarter—estimated at approximately 2,000 to 3,000 ounces—to be recovered through ongoing leaching throughout 2026.
During the quarter, Florida Canyon completed construction of the Phase IIIb heap leach pad, with regulatory approval to begin leaching expected in the first quarter of 2026. The Company also advanced its fleet revitalization program with refurbishment of legacy haul trucks and loaders, while commissioning four new machines: a Hitachi EX3600 front shovel, a Caterpillar 992HL loader, and two Caterpillar 785 haul trucks. An additional six Caterpillar 785 haul trucks are expected to be commissioned in the first half of 2026. The upgraded fleet is expected to reduce reliance on expensive rental equipment, enhance productivity, and lower mining costs per tonne over the coming years.
Despite lower fourth quarter production relative to earlier quarters, Florida Canyon delivered 70,927 ounces of gold for the full year, achieving Integra’s 2025 gold production guidance. Recovery rates for the year remained consistent with expectations, and the modest fourth quarter variance reflects timing rather than any change in ore quality or metallurgical performance.
Average gold process recoveries were 59.2% in Q4 2025 and 60.1% year-to-date, slightly less than the 60.7% recovery achieved in Q3 2025. Annual recoveries were in line with expectations.
Sustaining and Non-sustaining Capital
In Q4 2025, the Company invested $16.9 million in sustaining capital, bringing total spending to $52.4 million for the full year. This reflects the Company's ongoing commitment to reinvesting in the mine through new leach pad construction, increased capital stripping, and mobile equipment refurbishments.
The Company also invested $2.9 million in non-sustaining growth capital during the fourth quarter, bringing total spending to $5.5 million for the full year. This spending was primarily directed toward the growth-focused drilling program at the Florida Canyon Mine discussed further in the Exploration section below, as well as new equipment down payments.
These expenditures are in line with the Company's 2025 Guidance.

Cash Costs and Mine-site AISC
Cash costs averaged $2,036 per gold ounce in Q4 2025 and $1,937 per gold ounce for the full year. Mine-site AISC averaged $3,371 per gold ounce in Q4 2025 and $2,693 per gold ounce for YE, with both metrics elevated as expected due to planned payments related to new equipment purchases made during the quarter. The Company expects to continue commissioning additional equipment through early 2026.
The Company ended 2025 with an average AISC slightly higher than the stated guidance of $2,450 to $2,550 per ounce, mainly due to higher royalties as a result of the increase in realized gold prices since issuing guidance in the second quarter.
Royalties and excise taxes, which constitute a material component of cash costs and Mine-site AISC, are directly impacted by fluctuations in the gold price. A $100 per ounce change in the gold price results in an estimated $7 change to both cash costs and Mine-site AISC.
Exploration
In Q4 2025, the Company also continued its growth focused drilling program at Florida Canyon, completing approximately 3,100 meters of reverse circulation and sonic drilling. The 2025 program, originally planned for approximately 10,000 meters, was subsequently expanded to 16,000 meters due to its initial success. Drilling is focused on three key areas: (1) evaluating near-surface oxide potential from historical waste areas; (2) expanding in-situ resources between existing open pits; and (3) testing lateral extensions and conducting in-pit infill drilling. The program is specifically designed to support resource and reserve growth and extend mine life at Florida Canyon. The 2025 drill program at Florida Canyon will support a mineral resource and reserve update and a revised life-of-mine plan in mid-2026.
Program expenditures totaled $1.4 million in Q4 2025 and $4.0 million for the year.
Selected Q4 and YE 2025 Financial Results
Revenue
In Q4 2025, the Company sold 12,920 ounces of gold at average realized prices of $4,229 per ounce of gold generating revenue of $55.2 million, compared to 11,382 ounces at average realized prices of $2,643 per ounce in Q4 2024, resulting in revenues of $30.1 million.
In 2025, the Company sold 70,919 ounces of gold at average realized prices of $3,411 per ounce of gold, generating revenue of $243.9 million, compared to 11,382 ounces of gold at average realized prices of $2,643 per ounce of gold in 2024, resulting in revenues of $30.1 million, representing 53 days of operation following the acquisition of the Florida Canyon Mine on November 8, 2024.
Net Earnings
During the three months and year ended December 31, 2025, net losses were $5.7 million and $2.2 million, respectively, compared to net earnings of $9.5 million and a net loss of $9.5 million for the same periods in 2024. The net loss in Q4 2025 and YE 2025 was primarily the result of the non-cash derivative loss realized on the conversion feature of the convertible debt facility.
Q4 2025 adjusted earnings of $14.8 million, or $0.09 per share, increased compared to adjusted earnings of $2.3 million or $0.02 per share in Q4 2024. The increase was primarily related to $19.9 million in higher mine operating earnings as a result of higher gold sales with higher average realized prices. YE 2025 adjusted earnings of $47.3 million, or $0.28 per share, increased compared to adjusted loss of $16.1 million, or $0.17 loss per share. This increase is primarily due to 2025 being the first full year of operations since the Florida Canyon Mine acquisition and improved operating margins.

Cash Flow
Cash flows provided by operations in Q4 2025 totaled $4.7 million, a decrease of $2.7 million compared to the $7.3 million generated in Q4 2024. The primary driver of this decrease is related to a $24.9 million increase in cash used for working capital, largely driven by inventory buildups, plus $3.0 million of income taxes paid in Q4 2025 with no amounts in the comparative period. These outflows exceeded the increased cash flow from improved mine operating earnings that benefited from higher metal prices.
Cash flows generated by operations for the year totaled $72.3 million, a $82.3 million increase compared to $10.1 million cash utilized in the comparable 2024 period, due to 2025 being the first full year of operations since the Florida Canyon Mine acquisition.
The Company remitted tax payments of $8.5 million for the full year.
During the fourth quarter, the Company made payments of $20.0 million for mineral properties, plant and equipment, and leases, of which $2.9 million were related to non-sustaining capital expenditures at Florida Canyon. This increased from payments of $4.3 million for mineral property, plant and equipment, and leases made in Q4 2024, which were related to sustaining capital expenditures at Florida Canyon.
Q4 2025 free cash flow utilized of $12.2 million, or $0.07 per share, was lower than $5.0 million, or $0.04 per share, generated in Q4 2024. YE 2025 free cash flow generated of $19.8 million, or $0.12 per share, increased from $12.4 million, or $0.13 per share, utilized in the comparable 2024 period.
Financial Position
As at December 31, 2025, the Company had a cash and cash equivalent balance of $63.1 million, an increase of $10.9 million from $52.2 million at December 31, 2024.
The Company’s working capital was $92.9 million on December 31, 2025, reflecting a $28.5 million increase from December 31, 2024. This increase was mainly due to a decrease in debt and derivative liabilities due to the conversion of the Beedie loan facility, partially offset by a decrease in cash resulting from continued investment in the Florida Canyon Mine.
Subsequent to year-end, the Company completed a bought deal public offering of 18,121,600 common shares of the Company at a price of $3.40 per Common Share for aggregate gross proceeds of $61.6 million. The Company intends to use the net proceeds to fund pre-production capital expenditures at the DeLamar Project, including procurement work, early works and land purchase.
Development Projects
Integra’s 2025 DeLamar Project Mine Plan of Operations (the “MPO”), has been determined to be administratively complete, meeting the content requirements at 43 CFR 3809.401(b). The MPO will serve as the basis for BLM’s environmental review of the Project under NEPA. Following the publishing of the NOI in Q2 2026, Public and Agency Scoping will identify environmental concerns (issues) associated with project implementation. These issues will inform the development of potential alternatives. Environmental effects analysis of the DeLamar Project and a reasonable range of alternatives will then proceed and an EIS will be prepared. In the EIS and accompanying record of decision, anticipated in Q3 2027, the BLM will identify a Preferred Alternative and any required mitigation measures required for Project implementation. Following the NEPA process, a final revised Project MPO will be prepared that incorporates the Preferred Alternative and any identified mitigation measures. Once all applicable Federal, State and Local permits are obtained, the Project will commence construction.
The DeLamar Project’s permitting timeline posted to the FAST-41 project dashboard on January 13, 2026. The FAST-41 Transparency Project program is a federal permitting framework designed to streamline environmental reviews, improve interagency coordination, and increase transparency. Agencies must develop and maintain a coordinated, project-specific timetable for all required environmental review and permitting actions. Integra will be designated a dedicated project advisor from the Permitting Council, who will monitor the advancement of the project – maintaining active engagement and coordination across multiple regulatory agencies. The Permitting Council provides high-level oversight to ensure that Federal agencies adhere to established timetables. The

DeLamar Project’s permitting timeline posted to the FAST-41 project dashboard highlights an accelerated 15 month NEPA schedule from start to finish.
The Company completed its FS for DeLamar Heap Leach Project with an effective date December 8, 2025. The FS for DeLamar confirmed robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation, with competitive operating costs and a high rate of return. The FS outlines total production of 1.1 million ounces of gold equivalent (“AuEq”) over a 10-year operating mine life (plus two years of residual leaching), resulting in an average annual production profile of 106,000 ounces AuEq per annum at a co-product Mine-site AISC of $1,480 per ounce (“/oz”) AuEq. Initial capital cost are $389 million, including $38 million of owners’ cost, and sustaining capital of $305 million over the mine life. The Project generates an after-tax net present value (“NPV5%”) of approximately $774 million with an after-tax internal rate of return (“IRR”) of 46% at base case gold and silver prices of $3,000/oz and $35/oz, respectively. After-tax NPV5% improves to approximately $1.9 billion and after-tax IRR to 97% using recent gold and silver prices of $4,500/oz and $65/oz, respectively.
During the quarter the Company also advanced the Nevada North Project. A preliminary hydrogeological study was initiated at Wildcat to develop a hydrogeological conceptual site model (“HCSM”) and to assess potential water management and supply issues impacting mining and reclamation planning. Four monitoring wells have been installed under an existing notice authorization, and will provide data related to groundwater depth, flow direction and water quality. Further hydrogeological studies are planned for 2026 and will be informed by these preliminary data. The environmental analysis for the Wildcat Exploration Plan of Operations ("EPO") is complete, and decision documentation will be complete pending approval of a Memorandum of Agreement with the State Historical Preservation Office and Tribal governments. Once approved, the Wildcat EPO will provide greater flexibility for significantly expanded exploration and drilling campaigns that will initiate in 2026. The Reclamation Permit from Nevada Division of Environmental Protection ("NDEP") Bureau of Mining Regulation and Reclamation ("BMRR") is also in process and anticipated in Q2 2026.
At Mountain View, environmental analysis for the EPO is also complete. The Mountain View EPO has completed its 30-day public comment period, and a Final Environmental Assessment was published in Q4 2025. The NDEP BMRR Reclamation Permit is anticipated in Q2 2026. Once approved, the Mountain View EPO will provide greater flexibility for significantly expanded exploration and drilling campaigns in the future. Integra expects to begin work on an updated technical report for Nevada North in 2026 with a target release date in early 2027.
External Affairs activities for the quarter maintained broad stakeholder engagement, with the most frequent stakeholder categories including local residents, civic and non-profit organizations, government and elected officials, and Tribal nations, totaling over 4,250 stakeholders engaged in Nevada, Idaho, and Oregon. Specific initiatives included workforce development planning, community wood-bank support, seasonal food-bank holiday drives, industry conferences, and Tribal Relationship Agreement implementation. Targeted engagement informing mine planning and design included regenerative grazing, park & ride location, reclamation planning, visual effects, Indigenous knowledge and cultural studies.
Health, Safety and Environment
Integra experienced zero fatalities and zero lost time incidents in Q4 2025. Three MSHA-reportable injuries occurred at Florida Canyon in Q4, which brought the full-year total to seven. The 2025 total recordable incident frequency rate ("TRIFR") at Florida Canyon was 1.79.
Integra recorded six minor reportable environmental spills, incidents, or non-compliances in 2025, one of which occurred in the fourth quarter.

2026 Guidance and Outlook
Integra provides the following annual guidance for 2026:

	Unit (1)	Guidance Range
Florida Canyon Mine
2026 Gold Production	oz	70,000 - 75,000
2027 Gold Production	oz	80,000 - 90,000
2028 Gold Production	oz	80,000 - 90,000
2026 Total Cash Cost(2)	$/oz sold	$1,900 - $2,100
2026 Mine-Site All-In Sustaining Costs (“AISC”)(2)	$/oz sold	$2,750 - $2,950
2026 Sustaining Capital Expenditures and Leases	$m	$62.0 - $68.0
2026 Non-Sustaining (Growth) Capital Expenditures	$m	$7.5 - $9.5
Development Projects
2026 DeLamar and Nevada North Project Advancement Expenses	$m	$35.0 - $40.0
2026 DeLamar Pre-Production Capital Expenditures and Land Acquisitions	$m	$38.0 - $42.0
Corporate
2026 General and Administrative Expenses(3)	$m	$8.5 - $9.0
(1)Unit abbreviations: oz = troy ounce, $/oz sold = U.S. dollars per gold ounce sold, $m = million of U.S. dollars
(2)Non-GAAP measure. Please refer to "10. Non-GAAP Financial Measures" section of this news release. Calculated using an assumed average gold price of $3,800 per ounce; a $100 per ounce change in the gold price is estimated to result in an approximately $7 change in each metric.
(3)Excludes non-cash stock-based compensation expense and depreciation expense.
2026 Production, Cost, and Growth Outlook – Florida Canyon Mine
Gold production from the Florida Canyon Mine (“Florida Canyon” or the “Mine”) is expected to be 70,000 to 75,000 ounces in 2026 with approximately 45% of the gold ounces produced in the first half of 2026 (“H1 2026”). The Company is planning to mine approximately 13.9 million tonnes of ore and 19.3 million tonnes of waste for a total of 33.2 million tonnes, resulting in a strip ratio of 1.39. The increased strip ratio in 2026 reflects continued reinvestment through additional capitalized waste stripping and a targeted pit expansion of the Central Pit, which is expected to support higher annual gold production in 2027 and 2028.
Cash costs at Florida Canyon are expected to range from $1,900 to $2,100 per ounce of gold sold, including royalties at the assumed gold price. The increase to the cash cost guidance range in 2026 versus 2025 is primarily a result of a higher gold price assumption.
Sustaining capital expenditures of approximately $62.0 million to $68.0 million, with approximately 55% allocated to H1 2026, are focused on capitalized waste stripping, mobile fleet rebuild and replacement financing, infill and development drilling and other projects.
Mine-Site AISC at Florida Canyon is expected to range from $2,750 to $2,950 per ounce of gold sold, which reflects the capital-intensive period at Florida Canyon expected in 2026, continuing from 2025. The increase to the Mine-Site AISC guidance range in 2026 versus 2025 is primarily a result of increased waste stripping, higher gold price assumptions impacting royalty costs, increased fleet rebuild financing, and increased infill and development drilling, all of which are designed to increase gold ounce production in 2027 and 2028. Infill and development drilling at Florida Canyon will consist of ~31,000 meters of reverse circulation drilling focused on near-mine targets designed to support oxide mineral reserve and resource growth.
Growth capital between $7.5 million and $9.5 million at Florida Canyon will be deployed on expansion projects and studies whose results will be included in an updated technical report to be released in the third quarter of 2026, and growth exploration meant to test targets outside of the active mine boundary. The technical report will include the results of the oxide growth drilling program from 2025 which focused on near-mine targets, including inter-pit areas and historical low grade stockpiles. Approximately $2.8 million has been allocated to support the 2026 growth exploration program, with ~8,000 meters of reverse circulation drilling and ~1,000 meters of core drilling focused on testing new targets, something which has not been done at Florida Canyon in many years.

2026-2028 Production Outlook – Florida Canyon Mine
Sustaining and growth investments made in 2025 and 2026 are expected to support increased annual gold production at Florida Canyon of approximately 80,000 to 90,000 ounces per year in 2027 and 2028. This improved gold production profile is driven by targeted pit expansion and continued investment in the mobile mining fleet.
Continuing from the investments made in 2025, approximately $5.0 million in additional capital stripping is planned in 2026 to expand the Central Pit, Florida Canyon’s largest and most consistent mining area, providing access to additional mineralization for extraction in subsequent years.
The Company also made significant investments into its mobile fleet in 2025, with further upgrades continuing into 2026. Key investment areas include the purchase of new equipment such as an excavator, a loader, eight haul trucks and several auxiliary pieces as well as rebuilding several existing pieces of mobile equipment. This work is expected to enhance operating capacity, productivity and overall mining performance.
2026 Development Outlook – The DeLamar Project and the Nevada North Project
Integra remains committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project (“DeLamar”) located in southwestern Idaho and the Nevada North Project (“Nevada North”) located in western Nevada. The total expected project advancement spending between the two projects in 2026 is $35.0 million to $40.0 million for detailed engineering, permitting, baseline studies, and site support.
At DeLamar, efforts in 2026 will focus on advancing and de-risking the project through detailed engineering, long lead equipment procurement, and permitting advancement under the NEPA, guided by the federally regulated FAST-41 guidelines. In January 2026 the BLM formally established a federal permitting schedule under NEPA for DeLamar. The BLM-defined schedule contemplates publication of a Notice of Intent (“NOI”) in the second quarter of 2026, followed by an anticipated 15-month NEPA review period, culminating in the issuance of an Environmental Impact Statement (“EIS”) and Record of Decision (“ROD”) in the third quarter of 2027. In addition to project advancement spending at DeLamar, a total of $38.0 million to $42.0 million has been allocated to pre-production capital and strategic land acquisition. Approximately 70% of the pre-production capital at DeLamar will be for long lead equipment procurement and early works and approximately 30% will be used for strategic land acquisition.
Nevada North consists of two mineral exploration deposits, the Wildcat Deposit (“Wildcat”) and the Mountain View Deposit (“Mountain View”). At Nevada North, the Company has allocated approximately $10.0 million to $15.0 million, within the total project advancement budget, to execute several initiatives focused on project advancement and permitting. Upon receipt of a favorable decision from State and Federal regulators regarding the Project Exploration Plan of Operations, expected in early 2026, the Company anticipates the commencement of a metallurgical, geotechnical and geochemical test work program supported by ~500 meters of core drilling with a further ~5,000 meters planned for conversion drilling. Additionally, the Company is planning the commencement of a pre-feasibility study in the latter part of 2026 with an expected announcement in the first half of 2027. These initiatives support Integra’s long-term strategy of de-risking and permitting its key heap leach development projects to build a leading U.S.-focused intermediate gold producer.
Financial Statements
Integra’s consolidated financial statements and management’s discussion and analysis as at and for the years ended December 31, 2025, are available on the Company’s website at www.integraresources.com, and under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Hard copies of the financial statements are available free of charge upon written request to info@integraresources.com.

Q4 2025 Conference Call and Webcast Details
The Company will host a conference call and webcast on Wednesday, March 25, 2026 at 11:00 AM Eastern Time / 8:00 AM Pacific Time to review its financial and operating results for the fourth quarter of 2025. Details for the conference call and webcast are included below.
Dial-In Numbers / Webcast:
Conference ID: 1860723
Toll Free: (800) 715-9871
Toll: +1 (647) 932-3411
Webcast: https://events.q4inc.com/attendee/743710418
About Integra Resources Corp.
Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.
ON BEHALF OF THE BOARD OF DIRECTORS
George Salamis
President, CEO and Director
CONTACT INFORMATION
Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: +1 (604) 416-0576
Qualified Person
The scientific and technical information contained in this news release has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra, who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”)
Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

Average realized gold price
Average realized gold price per ounce is calculated by dividing the Company’s gross revenue from gold sales for the relevant period by the gold ounces sold, respectively. The Company believes the measure is useful in understanding the gold prices realized by the Company throughout the period. The following table reconciles revenue and gold sold during the period with average realized prices:

	Three months ended December 31,	Year ended December 31,
	2025	2025
Gold revenue	$54,637	$241,886
Gold ounces sold during the period	12,920	70,919
Average realized gold price (per oz sold)	$4,229	$3,411
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are those required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended December 31,	Year ended December 31,
	2025	2025
Payments for mineral properties, plant and equipment	$14,569	$46,455
Payments for equipment leases	5,238	11,506
Total capital expenditures	19,807	57,961
Less: Non-sustaining capital expenditures	(2,943)	(5,516)
Sustaining capital expenditures	$16,864	$52,445
Free cash flow
Free cash flow, a non-GAAP financial metric, subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended December 31,	Year ended December 31,
	2025	2025
Operating cash flow (1)	$4,660	$72,254
Less: sustaining capital expenditures	(16,864)	(52,445)
Free cash flow	$(12,204)	$19,809
Free cash flow per share (basic)	$(0.07)	$0.12
Weighted average shares outstanding (basic)	170,654	169,329
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses this measure to assess its operational efficiency and short-term financial position.

Operating margin
Operating margin is calculated as mine operating earnings divided by revenue. The Company uses Operating Margin as a measure of the Company's profitability. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended December 31,	Year ended December 31,
	2025	2025
Revenue	$55,151	$243,926
Mine operating earnings	25,269	94,547
Operating margin	46%	39%
Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and it is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended December 31,	Year ended December 31,
	2025	2025
Operating cash flow (1)	$4,660	$72,254
Change in working capital	16,217	(1,041)
Operating cash flow before change in working capital	$20,877	$71,213
Operating cash flow per share (basic)	$0.03	$0.43
Operating cash flow before change in working capital per share (basic)	$0.12	$0.42
Weighted average shares outstanding (basic)	170,654	169,329
Cash costs
Cash costs are a non-GAAP financial metric which includes production costs, and government royalties. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.

AISC
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended December 31,	Year ended December 31,
	2025	2025
Production costs	$23,289	$119,520
Royalties and excise taxes	3,367	15,740
Fair value adjustment to production costs on sale of acquired inventories (1)	163	4,133
Less: Silver revenue	(514)	(2,040)
Total cash costs	26,305	137,353
Reclamation accretion expense	384	1,212
Sustaining capital expenditures	16,864	52,445
Mine-site AISC	$43,553	$191,010
General and administrative expenses	$1,661	$7,090
Share-based compensation	$499	$1,970
Total AISC	$45,713	$200,070
Gold ounces sold (oz)	12,920	70,919
Cash costs (per Au sold)	$2,036	$1,937
Mine-site AISC (per Au sold)	$3,371	$2,693
AISC (per Au sold)	$3,538	$2,821
(1)This non-cash adjustment to production costs for the years ended December 31, 2025, results from the fair value adjustment to inventories recognized upon the acquisition of the Florida Canyon Mine.
Adjusted earnings
Adjusted earnings and adjusted basic earnings per share (collectively, "Adjusted Earnings") are presented to remove items that are unrelated to ongoing operations. These metrics do not have a standardized definition under IFRS Accounting Standards and should not be considered as a substitute for results prepared in accordance with IFRS Accounting Standards. Other companies may calculate Adjusted Earnings differently. Adjusted Earnings excludes the tax-effected impact of transaction and integration costs, unrealized gains and losses on foreign currency derivative contracts, gains or losses from the disposal of mineral properties, plant and equipment, and deferred taxes.

	Three months ended December 31,	Twelve months ended December 31,
	2025	2025
Net (loss) earnings	$(5,678)	$(2,243)
Increase (decrease) due to:
Transaction and integration costs	53	2,198
Fair value adjustment to production costs on sale of acquired inventories (1)	(163)	(4,133)
Unrealized (gains) losses on derivatives	(21,568)	326
Realized loss on debt facility conversion	38,361	38,361
(Gain) loss on disposal of mineral properties, plant and equipment	(27)	239
Current tax effect from adjusting items	(7)	65
Deferred tax expense (recovery)	3,804	12,506
Adjusted earnings (loss)	$14,775	$47,319
Weighted average shares outstanding (in 000's) Basic	170,654	169,329
Adjusted basic earnings (loss) per share	$0.09	$0.28
(1)This non-cash adjustment to production costs for the years ended December 31, 2025, results from the fair value adjustment to inventories recognized upon the acquisition of the Florida Canyon Mine.

Forward-looking Statements
Certain information set forth in this news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition. Forward-looking statements relate, but are not limited, to: the planned exploration, development and mining activities and expenditures of the Company, including estimated production, cash costs, all-in sustaining costs and capital expenditures; the estimation, realization and growth of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Company's projects; magnitude or quality of mineral deposits; anticipated advancement, timing and results of permitting for the Company's projects; benefits of non-GAAP measures; anticipated advancement of the Company's projects and future exploration prospects; the future price of metals; government regulation of mining operations; environmental risks; relationships with local communities; and future growth potential of the Company's projects. Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, ‘believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions.
Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's abilities to complete its planned exploration and development programs; the absence of adverse conditions at the Company's projects; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This list in not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions and have attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in the Company's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and on the EDGAR issuer profile for the Company at www.sec.gov.
Investors are cautioned not to put undue reliance on forward-looking statements. The forward looking-statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves
NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.
Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.